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SECURITI 06009757

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Chadds Ford Commons
(No. and Street)

Chadds Ford (City) PA (State) 19317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Poeta (610) 358-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, Suite 2525 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED AUG 30 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, John R. Poeta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director / Pres

Title

Marianne E Kane 4-5-06

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne E. Kane, Notary Public
Upper Chichester Twp., Delaware County
My Commission Expires Mar. 10, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PM SECURITIES, LLC
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Page 1 to 14

December 31, 2005

PM SECURITIES, LLC
CONTENTS
December 31, 2005

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT

To the Member
PM Securities, LLC

We have audited the accompanying statement of financial condition of PM Securities, LLC as of December 31, 2005, and the related statements of income (loss), member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 13 as listed on the foregoing table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company was formed in 2004 and was licensed as a broker and dealer in January 2005. Prior to its licensing, its activities consisted of its formation and registration as a broker and dealer.

Morris J. Cohen & Co., P.C.

March 30, 2006

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
December 31, 2005

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

ASSETS

Line		Allowable	Non-Allowable	Total
1.	Cash	$ 12,294		$ 12,294
12.	Total assets	$ 12,294	$ -0-	$ 12,294

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
December 31, 2005

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

Line		A.I. Liabilities	Non A.I. Liabilities	Total
17.	Accounts payable, accrued liabilities, expenses and other	$ 3,395		$ 3,395
19.	Liabilities subordinated to claims of general creditors			
A.	Cash borrowings		$ 20,000	20,000
20.	Total liabilities	$ 3,395	$ 20,000	23,395
23.	Corporation			
D.	Member's equity			(11,101)
24.	Total ownership equity			(11,101)
25.	Total liabilities and ownership equity			$ 12,294

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

Year Ended December 31, 2005

Number of Months Included in the statement 12

STATEMENT OF INCOME (LOSS)

Revenue		
Line		
8.	Other revenue	$ 328
9.	Total revenue	328
Expenses		
13.	Interest expense on accounts subject to subordination agreements	2,654
14.	Regulatory fees and expenses	1,870
15.	Other expenses	1,111
16.	Total expenses	5,635
Net income		
22.	Net loss after federal income taxes	$ (5,307)

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Balance, year ended December 31, 2004	$ (5,794)
Net loss, year ended December 31, 2005	(5,307)
Balance, year ended December 31, 2005	$ (11,101)

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

STATEMENT OF CASH FLOWS

Cash flows from operating activities	
Net loss	$ (5,307)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in accrued expenses	2,666
Net cash used in operating activities	(2,641)
Net decrease in cash	(2,641)
Cash, beginning	14,935
Cash, ending	$ 12,294
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -0-

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1. **Nature of business and background information**

The Company was formed as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker and dealer in January 2005. The Company is headquartered in Chadds Ford, PA. Prior to its licensing, its activities consisted of its formation and registration as a broker and dealer. The employees of PM Securities, LLC have not been compensated since inception, as the Company has not generated any income to date.

2. **Summary of significant accounting policies**

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a single-member Limited Liability Company, under applicable sections of the Internal Revenue Code formed in the State of Delaware and registered in the State of Pennsylvania. Accordingly, for both federal and state income tax purposes, the taxable income or loss is passed through to the Company's parent, and no provision or credit for federal or state income taxes is included in the financial statements.

3. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $8,899 which was $3,899 in excess of its required net capital of $5,000. The Company's net capital ratio was .38 to 1.

4. **Related party transactions**

In 2004, the year of its inception, the Company's parent company incurred all significant start-up costs. These costs are not reflected in the accompanying financial statements.

The Company conducts its operations in facilities under an operating lease with its parent company which expires in July 2007 with monthly base rent of $1. Rent expense under this lease was $12 in 2005. Accrued rent totaled $18 at December 31, 2005.

4. Related party transactions (Continued)

The Company is obligated under a $20,000 loan payable to its parent company. This loan is subject to a subordinated loan agreement for capital equity and can only be repaid with prior written approval by the NASD. Interest on this loan, accrued at 12% per annum, totalled $2,654 in 2005. Accrued interest at December 31, 2005 was $3,377.

5. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash.

6. Regulatory matter

In March 2006, the Company was notified by the NASD that it did not meet the requirement of Rule 17a-5 of the Securities and Exchange Act of 1934 with respect to the filing of its annual report. The NASD informed the Company of its intention to suspend the firm's NASD membership if the required report is not filed within a specified date. In addition, the Company was fined $1,000.

The Company responded to and informed the NASD of its intention to file the annual report within the specified reporting period.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

COMPUTATION OF NET CAPITAL

Line		
1.	Total ownership equity from Statement of Financial Condition	$ (11,101)
3.	Total ownership equity qualified for net capital	(11,101)
4.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	20,000
5.	Total capital and allowable subordinated liabilities	$ 8,899
10.	Net capital	$ 8,899

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line			
11.	Minimum net capital required (6-2/3% of line 19)	$	226
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (Not presented herein)		5,000
13.	Net capital requirement (Greater of line 11 or 12)		5,000
14.	Excess net capital (Line 10 less line 13)		3,899
15.	Excess net capital at 1000% (Line 10 less 10% of line 19)		8,560

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	3,395
19.	Total aggregate indebtedness	3,395
20.	Percentage of aggregate indebtedness to net capital (Line 19 ÷ by line 10)	0.38

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

Year Ended December 31, 2005

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Line		
1.	Balance, beginning of period	$ (5,794)
1 A.	Net loss	(5,307)
2.	Balance, end of period	$ (11,101)

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Line

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

C. (k) (2) (i) - Company will not hold customer funds or safekeep customer securities.

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)

Net capital, as reported in Company's Part II (unaudited)

Focus report	$ 8,899
Net capital, per line 10	$ 8,899

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2005

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, December 31, 2004	$ -
A. Increase	20,000
B. Decrease	
Balance, December 31, 2005	$ 20,000

These financial and operational combined uniform single reports are subject to the auditors' report.

PHOENIX

PM SECURITIES, LLC
110 Chadds Ford Commons
Chadds Ford, PA 19317
610-358-4700
FAX 610-358-9377
www.phoenixmanagement.com

April 5, 2006

US Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Attention: Chief Examiner

Gentlemen:

I, John R. Poeta, Director and Chief Compliance Officer of PM Securities, LLC, as of December 31, 2005 have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of financial statements and schedules.

I hereby certify that, to the best of my knowledge and belief, these financial statements and schedules, prepared as of December 31, 2005 are true and correct.

Subscribed and sworn before me this

5 day of APRIL, 2006.

Notary

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne E. Kane, Notary Public
Upper Chichester Twp., Delaware County
My Commission Expires Mar. 10, 2008
Member, Pennsylvania Association Of Notaries

PM Securities, LLC, a wholly owned subsidiary of Phoenix Management Services, Inc., is a registered broker-dealer and member of the NASD and SIPC.

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

PM Securities, LLC.
Year Ended December 31, 2005

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
PM Securities, LLC

We have audited the Financial and Operational Combined Uniform Single Report of PM Securities, LLC for the year ended December 31, 2005 and have issued our report thereon dated March 30, 2006. In planning and performing our audit of the financial statements and supplemental schedules of PM Securities, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen & Co., P.C.

March 30, 2006